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                                  EXHIBIT 99.1

        SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

         You should consider the following factors in evaluating us and our business. If any of the following or other risks actually occurs, our business, financial condition and results of operations could be adversely affected. In such case, the trading price of our common stock could decline.

IT IS DIFFICULT TO EVALUATE OUR BUSINESS BECAUSE WE HAVE A LIMITED OPERATING HISTORY; IF WE FAIL TO EFFECTIVELY MANAGE OUR RAPID GROWTH, OUR BUSINESS WILL SUFFER

         We have experienced rapid growth throughout our relatively short operating history. From December 31, 1999 to December 31, 2003, our assets grew at a compounded annual rate of 115.25%. Accordingly, we have only a limited operating history on which you can base your evaluation of our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by companies undergoing rapid growth in competitive markets. Although we have grown significantly, we do not believe that our prior growth rates are sustainable or a good predictor of future operating results. This rapid growth has placed and will continue to place demands on our management and other resources and there is no assurance that these demands can be met successfully. We may not be able to increase revenue or maintain profitability on a quarterly or an annual basis. If this occurs, the price of our common stock will suffer.

         Our future operating results will depend on many factors, including but not limited to: the level of product and price competition; our ability to hire, train and retain personnel and otherwise manage our growth; our ability to maintain the quality of our loan portfolio, investment securities and other assets; our ability to generate sufficient capital to support our asset growth; our ability to maintain profitability while expanding geographically; our ability to establish strategic marketing and business relationships; and our ability to develop and market new and enhanced products while controlling costs. See "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations".

UNPREDICTABLE ECONOMIC AND GEOPOLITICAL CONDITIONS MAY HAVE AN ADVERSE EFFECT ON THE QUALITY OF OUR LOAN PORTFOLIO AND OUR FINANCIAL PERFORMANCE

         Economic recession over a prolonged period or other economic problems in our market area could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services. For example, a downturn in the local economy could make it more difficult for our borrowers to repay their loans, which could lead to loan losses. This could in turn adversely affect our financial condition, results of operations or cash flows. Our success depends to a significant extent upon economic conditions in Georgia and particularly in Gwinnett County. The banking industry in Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. In addition, terrorist activity and the armed conflict in Iraq or other parts of the world pose the additional risk of general economic disruption and lend additional uncertainty to the timing and level of investment and borrowing decisions by our customers. See "Item 1. Description of Business".

WE COULD SUFFER LOAN LOSSES FROM A DECLINE IN CREDIT QUALITY

         We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. Because we derive a significant portion of our net income from our loan portfolio, our financial condition, results of operations and cash flows could be materially adversely affected if our borrowers are unable to repay their loans as scheduled. See "Item 1. Description of Business".



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BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND HAVE GROWN RAPIDLY, IT IS
DIFFICULT TO ASSESS RELIABLY THE QUALITY OF OUR LOAN PORTFOLIO

         Because we have grown rapidly during our short operating history, many of the loans in our loan portfolio are too new to show evidence of repayment, collateral or other performance problems. As a result, it is difficult to assess reliably the quality of our loan portfolio or evaluate or anticipate our operating results generally. If credit quality problems come to light as our loan portfolio matures, our operating results will suffer. Our past operating performance does not necessarily indicate future success.

CHANGES IN INTEREST RATES MAY DECREASE OUR NET INTEREST INCOME

         If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most financial institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. While we take measures to guard against interest rate risk, these measures may not be effective in minimizing our exposure to interest rate risk. At December 31, 2003, the difference between Gwinnett Community Bank's liabilities and assets repricing or maturing within one year was $57,643,000 or 29.19% of total assets. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates could cause Gwinnett Community Bank's net interest income to decline. See "Item
6. Management's Discussion and Analysis of Financial Condition and Results of Operations".

INDUSTRY COMPETITION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY

         Competition in the banking and financial services industry is intense, and our profitability depends upon our continued ability to compete in our market area. We compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. In addition, because federal law now permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering a wider variety of financial services than we currently offer can now enter and aggressively compete in the markets we currently serve. Many of these competitors have substantially greater resources and lending limits than us and may offer certain services that we do not or cannot provide.

DEPARTURES OF OUR KEY PERSONNEL MAY IMPAIR OUR OPERATIONS

         Each member of our senior management team is important to our success. Our senior management team includes:

         - Thomas J. Martin, Chief Executive Officer and President of the Community Financial and Gwinnett Community Bank;

         - Ann K. Marshall, Chief Financial Officer and Secretary of Community Financial and Chief Financial Officer, Chief Operating Officer and Secretary of the Gwinnett Community Bank; and

         -        Donald W. Tew, Senior Lending Officer of Gwinnett Community
                  Bank.

         While we have entered into employment agreements with these individuals, the unexpected loss of any of these persons could impair our day-to-day operations as well as our strategic direction.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN ORDER TO SUPPORT OUR GROWING ASSET SIZE, AND WE MAY NOT BE ABLE TO DO SO

         Our rapidly increasing asset size may require us to raise additional capital in order to maintain compliance with various minimum or suggested capital requirements promulgated by the Federal Reserve



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Board, the Federal Deposit Insurance Corporation (the "FDIC") and the Georgia
Department of Banking and Finance (the "DBF"). We may raise capital through the issuance of non-common equity securities, such as preferred stock, which require periodic dividend payments which reduce the amount of our earnings available to the holders of our common stock. Alternatively, we may be unable to raise capital through the sale of any equity instrument, and thus be required to reduce our asset size or growth until we can generate additional capital.

OUR ABILITY TO PAY DIVIDENDS IS RESTRICTED BY STATE AND FEDERAL POLICIES AND REGULATIONS

         Federal Reserve Board policy and DBF regulations restrict our ability to pay dividends, and we cannot assure that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. Our ability to declare and pay dividends on our common stock depends on our earnings and financial condition, our liquidity and capital requirements, the general economic and regulatory climate and other factors our Board of Directors deems relevant. In addition, we have committed to the Federal Reserve Bank of Atlanta that, until Gwinnett Community Bank has operated for five years, i.e., until October 2004, we will not pay dividends to our shareholders without the prior approval of the Federal Reserve Bank of Atlanta.

         Our principal source of funds to pay dividends is cash dividends that we receive from Gwinnett Community Bank. The DBF regulates Gwinnett Community Bank's dividend payments and must approve dividend payments that would exceed 50% of Gwinnett Community Bank's net profits for the preceding year, which are to be paid when Gwinnett Community Bank's levels of capital and classified assets do not meet certain requirements, or which are to be paid in an amount which exceeds Gwinnett Community Bank's retained earnings. See "Item 1. Business - Supervision and Regulation - Dividends".

OUR MANAGEMENT AND AFFILIATES CONTROL UP TO 36.0% OF OUR STOCK AND ARE THEREFORE ABLE TO SIGNIFICANTLY INFLUENCE THE OUTCOME OF ANY SHAREHOLDER VOTE, INCLUDING APPROVAL OF A SALE OF COMMUNITY FINANCIAL

         Our directors and executive officers beneficially own or control or have the right to acquire approximately 513,506 shares, representing 36.0% of our outstanding common stock. As a result, our directors and executive officers could exercise significant control over matters requiring shareholder approval, including the election of directors or a change in control of Community Financial. See "Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters".

IF AN ACTIVE TRADING MARKET FOR THE COMMON STOCK DOES NOT DEVELOP, IT MAY BE DIFFICULT FOR YOU TO SELL YOUR SHARES OF COMMON STOCK

         There is currently no established trading market for our common stock and a more active trading market may not develop. If an active trading market does not develop or continue, you may not be able to resell your shares at or above the price at which these shares were purchased. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of the common stock at any given time. The presence of willing buyers and sellers depends upon individual decisions of investors, over which neither we, nor any market maker, have any control.

THE MARKET PRICE OF OUR COMMON STOCK COULD DROP SIGNIFICANTLY IF LARGE BLOCKS OF OUR COMMON STOCK ARE SOLD IN THE PUBLIC MARKET

         The market price of our common stock could drop significantly if the holders of shares of common stock which are available for resale in the public market sell, or are perceived by the market as



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intending to sell, large blocks of shares. Currently, we have 1,200,894 shares of common stock outstanding. Of these shares, approximately 899,888 are available for resale in the public market without restriction. The remaining 301,006 outstanding shares represent shares held by affiliates and shares that are restricted under the federal securities laws.

GOVERNMENT REGULATION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND
GROWTH

         Bank holding companies and banks are subject to extensive state and federal government supervision and regulation. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations. See "Supervision and Regulation".

IF WE RAISE ADDITIONAL CAPITAL BY ISSUING MORE SHARES OF COMMON STOCK, YOUR OWNERSHIP INTEREST MAY BE DILUTED

         The issuance of additional shares of our common stock could dilute your ownership interest in Community Financial. Our Board of Directors may elect to obtain additional capital by issuing additional shares of common stock or other securities. We may issue additional shares at prices or on terms less favorable than or equal to the price and terms on which any particular shareholder may have invested.



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